

UNITED STATES

## SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2023

Daniel J. Mathewes
Senior Executive Vice President and Chief Financial Officer
Hilton Grand Vacations Inc.
6355 MetroWest Boulevard, Suite 180
Orlando, FL 32835

> **Re: Hilton Grand Vacations Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 1, 2023**
> **File No. 001-37794**

Dear Daniel J. Mathewes:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2022

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 54

1. We note your table on the top of page 57 that presents real estate profit. Please address the following:
   - Please tell us and revise your filing to further clarify what is included and excluded in sales revenue and real estate expense. In this regard, please provide additional information about the excluded marketing revenues and related expenses.
   - With respect to the marketing revenues and related expenses that are excluded, please tell us if these are pass-through expenses with no mark up, if there is a mark-up, or if another scenario applies.
   - Please clarify for us and in your filing how you have derived the adjustment for sales and marketing expense, net.

2. We note your presentation of real estate profit, financing profit, resort and club management profit, and rental and ancillary services profit (loss). Please tell us what consideration you gave to reconciling the aggregate of these measures to GAAP gross profit.

Consolidated Statements of Stockholders' Equity, page 78

3. We note you have presented the consolidated statements of stockholders' equity for the years ended December 31, 2022 and 2021. Please tell us how you determined it was unnecessary to also present this statement for the year ended December 31, 2020. Reference is made to Rule 3-04 of Regulation S-X.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Jennifer Monick, Assistant Chief Accountant at (202) 551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction